Mail Stop 3561

December 24, 2008

A.D. Frazier, Chief Executive Officer
Danka Business Systems PLC
111 2nd Avenue Northeast
St. Petersburg, Florida 33701

      Re: **Danka Business Systems PLC**
              Preliminary Proxy Statement on Schedule 14A, as revised
              Filed October 24, 2008
              File No. 0-20828

Dear Mr. Frazier:

      We have completed our review of your preliminary proxy statement on Schedule 14A and related filings, and we have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Gary P. Cullen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile